

November 1, 2011

<u>Via E-mail</u>

Charif Souki
Chief Executive Officer
Sabine Pass LNG-GP, LLC
General Partner of Sabine Pass LNG, L.P.
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Sabine Pass LNG, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 8-K dated March 7, 2011**
> **Filed March 8, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 333-138916**

Dear Mr. Souki:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Andrew D. Mew

                    Andrew D. Mew
                    Accounting Branch Chief